The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION      February 17, 2009

                   Pricing Supplement dated February [ ], 2009
          to the Product Prospectus Supplement dated November 12, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

 [RBC LOGO]                      $

                                 Royal Bank of Canada

                                 Buffered Bullish Digital Notes
                                 Linked to the ProShares(R) UltraShort 20+ Year Treasury, due March 29, 2010

     Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the "Notes") linked to the performance of the underlying ETF named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Underlying ETF:               ProShares(R) UltraShort 20+ Year Treasury (the
                              "ETF")

Bloomberg Ticker:             TBT

Currency:                     U.S. Dollars

Minimum Investment:           $1,000, and $1,000 increments in excess thereof
                              (the "Principal Amount")

Pricing Date:                 February 24, 2009

Issuance Date:                February 27, 2009

Initial ETF Price:            [  ] (The closing Price of the Underlying ETF on
                              the Pricing date)

Digital Coupon:               [15.50-17.50]%, to be determined on the Pricing
                              Date.

CUSIP:                        78008GB35

Observation Dates:            The Final Valuation Date

Automatic Call:               Inapplicable

                              Automatic Call:            If, on any Observation
                                                         Date, the closing price
                                                         of the Underlying ETF
                                                         is greater than the
                                                         Call Barrier Level,
                                                         then the notes will be
                                                         automatically called
                                                         for a cash payment per
                                                         note equal to the Call
                                                         Payment Amount, payable
                                                         on the Call Settlement
                                                         Date.  (We refer to the
                                                         day upon which the
                                                         Automatic Call occurred
                                                         as the "Call Date".)

                              Call Payment Amount:       Principal Amount +
                                                         (Principal Amount x
                                                         Call Coupon)

                              Call Monitoring Period:    Not Applicable

                              Call Barrier Level:        The Initial ETF Price

                              Call Settlement Date:      The third business day
                                                         after the Call Date or,
                                                         if the Call Date is the
                                                         Final Valuation Date,
                                                         the Maturity Date
                                                         subject to postponement
                                                         as described under
                                                         "General Terms of the
                                                         Bullish Buffered
                                                         Enhanced Return Notes -
                                                         Maturity Date."

Payment at Maturity (if       Payment at maturity will be based on the
held to maturity):            performance of the Underlying ETF and will be
                              calculated in the following manner:

                              If, at maturity, the Final ETF Price is greater than the Initial ETF Price, then the investor will receive an amount equal to (a) the Principal Amount plus (b) the Principal Amount multiplied by the Digital Coupon.

                              If, at maturity, the Final ETF Price is less than or equal to the Initial ETF Price but not less than the Buffer Level, then the investor will receive the Principal Amount only.

                              If, at maturity, the Final ETF Price is below the Buffer Level, then the investor will receive less than all of their Principal Amount, in an amount equal to:

                              Principal Amount + (Principal Amount x (Percentage
                                        Change + Buffer Percentage))

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                    Final ETF Price - Initial ETF Price
                                    -----------------------------------
                                             Initial ETF Price

Final Valuation Date:         March 24, 2010, subject to extension for market
                              and other disruptions

Maturity Date:                March 29, 2010, subject to extension for market
                              and other disruptions

Term:                         Thirteen (13) months

Final ETF Price:              The closing price of the Underlying ETF on the
                              Final Valuation Date

Buffer:                       Unleveraged buffer

Buffer Percentage:            15%

Buffer Level:                 [ ] (85% of  the Initial ETF Price)

Principal at Risk:            These Notes are NOT principal protected. Investors
                              in these Notes may lose a substantial portion their Principal Amount at maturity if there is a decrease in the ETF price from the Pricing Date to the Final Valuation Date.

U.S. Tax Treatment:           The United States federal income tax consequences
                              of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees
                              (in the absence of a change in law, an
                              administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S. federal income tax purposes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "General Terms of the Bullish
                              Buffered Enhanced Return Notes" in the product prospectus supplement, as modified by this pricing supplement, with respect to the Bullish Buffered
                              Enhanced Return Notes dated November 12, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated November 12, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     %                $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $17.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $17.50 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $5.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada exceed $42.50 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated November 12, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated November 12, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908002448/
r111180424b5.txt


Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The prices of the Underlying ETF used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial ETF Price and Final ETF Price (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 15%, a Digital Coupon of 15.50% and that no market disruption event has occurred.


Example 1--   Calculation of the payment at maturity where the Percentage Change is positive.
              Percentage Change:         2%
              Payment at Maturity:       $1,000 + ($1,000 x 2%) = $1,000 + $20 =
                                         $1,020; however, because the percentage
                                         change is positive, the payment at
                                         maturity will equal the Digital Coupon
                                         amount of $1,155.
              On a $1,000 investment, a 2% percentage change results in a payment at maturity of $1,155, a 15.50% return on the Notes.



Example 2--   Calculation of the payment at maturity where the Percentage Change is negative but not less than the Buffer Percentage.
              Percentage Change:         -10%
              Payment at Maturity:       At maturity, the percentage change is
                                         negative BUT not less than the Buffer
                                         Percentage, therefore, the Payment at
                                         maturity will equal the Principal
                                         Amount
              On a $1,000 investment, a -10% percentage change results in a payment at maturity of $1,000, a 0% return on the Notes.



Example 3--   Calculation of the payment at maturity where the Percentage Change is negative and is less than the Buffer Percentage.
              Percentage Change:         -25%
              Payment at Maturity:       $1,000 + [$1,000 x (-25% + 15%)] =
                                         $1,000 - $100 = $900
              On a $1,000 investment, a -25% percentage change results in a payment at maturity of $900, a -10% return on the Notes.

The Underlying ETF

We obtained all information contained in this pricing supplement regarding the ProShares(R) UltraShort 20+ Year Treasury (the "Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. That information reflects the policies of, and is subject to change by, ProShares(R) Trust (" ProShares") and ProShare Advisors LLC ("ProShare Advisors"). The Fund is an investment portfolio maintained and managed by ProShares(R). ProShare Advisors is the investment advisor to the Fund. The Fund is an ETF that trades on the NYSE under the ticker symbol "TBT."

ProShares(R) Trust is a registered investment company organized as a Delaware statutory trust that consists of separate exchange-traded funds, including the Fund. Information provided to or filed with the SEC by ProShares(R) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-89822 and 811-21114, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding ProShares(R), ProShare Advisors and the Fund, please see the Prospectus, dated October 1, 2008 (as supplemented on December 1, 2008). In addition, information about ProShares(R) and the Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the ProShares(R) website at www.proshares.com. Information contained in the ProShares(R) website is not incorporated by reference in, and should not be considered a part of this document.

Investment Objective

The Fund seeks daily investment results, before fees and expenses and interest income earned on cash and financial instruments, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Barclays Capital 20+ Year U.S. Treasury Index (the "Index").

If the Fund is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, before fees and expenses and interest income earned on cash and financial instruments, as any decrease in the Index when the Index declines on a given day. Conversely, its net asset value should lose approximately twice as much, on a percentage basis, before fees and expenses and interest income earned on cash and financial instruments, as any increase in the Index when the Index rises on a given day. The Fund does not seek to achieve its stated investment objective over a period of time greater than one day. The Fund's investment objective is non-fundamental, meaning it may be changed by the Board of Trustees of ProShares(R) Trust without the approval of Fund shareholders. The Fund reserves the right to substitute a different index or security for the Index underlying its benchmark.

Principal Investment Strategies

     The Fund's principal investment strategies include:

     o Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the inverse of the Index.

     o Committing at least 80% of its net assets, including any borrowings for investment purposes, to investments that, in combination, have economic characteristics that are inverse to those of the Index.

     o Employing leveraged investment techniques in seeking its investment objective.

     o Investing assets not invested in financial instruments in debt instruments and/or money market instruments.

The information above was compiled from the ProShares(R) website. Information contained in the ProShares(R) website is not incorporated by reference in, and should not be considered a part of this pricing supplement.

PROSHARES(R) MAKES NO REPRESENTATIONS OR WARRANTIES TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

PROSHARES(R) HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OPERATION, MARKETING, TRADING OR SALE OF THE NOTES.


The Barclays Capital 20+ Year U.S. Treasury Index

We have derived all information contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Barclays Capital Inc. ("BCI"). The Index is calculated, maintained and published by BCI.

The Index seeks to approximate the total rate of return of the long-term sector of the United States Treasury market. The Index includes all publicly issued U.S. Treasury securities that meet the index criteria. The U.S. Treasury securities must have a remaining maturity greater than 20 years, be non-convertible, be denominated in U.S. dollars, be rated investment grade (at least Baa3 by Moody's Investors Service or BBB- by S&P), be fixed rate, and have greater than $250 million par outstanding. The Index is weighted by the relative market value of all securities meeting the index criteria. Certain special issues are excluded from the Index, including flower bonds, targeted investor notes, U.S. Treasury inflation protected securities, state and local government series bonds, and coupon issues that have been stripped from assets already included.

The Notes are not sponsored, endorsed, sold or promoted by BCI. BCI makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. BCI's has no relationship with Royal Bank surrounding the licensing of certain trademarks, trade names and service marks of BCI and of the Index, which is determined, composed and calculated by BCI without regarding to Royal Bank or the Notes. BCI has no obligation to take the needs of Royal Bank or the owners of the Notes into consideration in determining, composing or calculating the Index. BCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. BCI has no obligation or liability in connection with the administration, marketing or trading of the Notes.

BCI DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND BCI SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. BCI MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. BCI MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BCI HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN BCI AND ROYAL BANK OF CANADA.

Historical Information

The graph below sets forth the historical performance of the Underlying ETF. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing price of the Underlying ETF. Because the Underlying ETF started trading on May 1, 2008, it has a limited performance history.

We obtained the information regarding the historical performance of the Underlying ETF in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Underlying ETF should not be taken as an indication of future performance, and no assurance can be given as to the price of the Underlying ETF on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying ETF will result in any return in addition to your initial investment.

                  ProShares UltraShort Lehman 20+ Year Treasury
                                   (May - Jan)
                                 [CHART OMITTED]



    Period-          Period-End           High Intra-Day             Low Intra-Day              Period-End Closing
   Start Date           Date               Price of the               Price of the                 Price of the
                                         Underlying ETF in         Underlying ETF in            Underlying ETF in
                                                ($)                       ($)                           ($)
   ----------           ----                    ---                       ---                           ---
   04/01/2008         06/30/2008               75.00                     68.22                         68.57
   07/01/2008         09/30/2008               72.29                     55.86                         62.35
   10/01/2008         12/31/2008               64.91                     35.51                         37.73

   01/01/2009         02/12/2009               49.86                     37.06                         45.96


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about February 27, 2009, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                        $

                                   [RBC LOGO]


                              Royal Bank of Canada

                         Buffered Bullish Digital Notes

     Linked to ProShares(R) UltraShort 20+ Year Treasury, due March 29, 2010





                               February [ ], 2009